SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment #2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Innovative Companies, Inc.

_____________________

(Name of Issuer)

Common Stock

________________________

(Title of Class of Securities)

380193 10 2

____________________________

(CUSIP Number)

April 20, 2004

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

1	NAME OF REPORTING PERSON Joseph Zappala I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 910,550
	6	SHARED VOTING POWER 35,000
	7	SOLE DISPOSITIVE POWER 910,550
	8	SHARED DISPOSITIVE POWER 35,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X ]excludes 323,500 shares held by reporting person's spouse
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

 This is an amendment to the report filed on behalf of Joseph Zappala on August 6, 2003, as amended February  12, 2004 for the period ending December 31, 2003. This amendment reports the transaction contemplated by the settlement agreement,  dated April 20, 2004, by and between Joseph Zappala and the issuer, whereby Mr. Zappala returned 500,000 shares of common stock to the issuer as treasury shares.

Item 1.    (a)           Name of Issuer:       Innovative Companies, Inc.

Item 1.    (b)           Address of Issuer's Principal Executive Offices:

6950 Bryan Dairy Road, Largo, Florida 33777

Item 2.    (a)           Name of Person Filing:    Joseph Zappala

Item 2.    (b)           Address of Principal Business Office or if None, Residence:

7227 Clint Moore Road

Boca Raton, Florida 33496

Item 2.    (c)           Citizenship:   USA

Item 2.    (d)           Title of Class of Securities:    Common Stock, $.01 par value

Item 2.    (e)           Cusip Number:            380193 10 2

Item 3.    Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is a:   N/A

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.    Ownership

        (a)           Amount Beneficially Owned (describe):  Of the 945,550 shares reported pursuant to this Schedule 13G, 910,550 shares are owned directly by Joseph Zappala and 35,000 shares are owned by his minor child.  Joseph Zappala disclaims beneficial ownership of all the shares held by his spouse and such shares are excluded from this report.

       (b)           Percent of Class:  12.6%, based on the 7,988,591 outstanding shares on April 1, 2004, as reported in the registration statement of Form S-3, filed on April 5, 2004, along with the 500,000 shares returned to company as treasury shares as of April 20, 2004, reducing the shares outstanding to 7,488,591.

      (c)           Number of shares as to which such person has sole or shared power to dispose or vote the shares: See cover sheet.

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  []  n/a

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:  n/a

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:    n/a

Item 8.    Identification and Classification of Members of the Group:  n/a

Item 9.    Notice of Dissolution of Group:    n/a

Item. 10. Certification (see Rule 13d-1(b) and (c)):

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April   _29_, 2004                            /s/Joseph Zappala

                                                                      _______________

                                                                       Joseph Zappala